Exhibit 99.18

Black Mammoth Metals Acquires the Gallinas Rare Earth Elements Property, New Mexico

VANCOUVER, BC, Aug. 26, 2025 /CNW/ - Black Mammoth Metals Corporation (TSX-V: BMM / OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce that Antelope Creek Gold Corporation (“Antelope Creek”), a wholly owned subsidiary of Black Mammoth, has acquired a 100% interest in the Gallinas REE property (“Gallinas” or the “Property”) by entering into a long-term lease with option to purchase and by staking, which now consists of 49 federal unpatented claims (the “Claims Position”) totalling approximately 376 hectares (929 acres). The Gallinas property is situated in the Gallinas Mountains, northern Lincoln County, New Mexico and is managed by the US Forest Service. The Gallinas Mountains are part of the Basin and Range physiographic province near the margin with the Great Plains physiographic province.

The Property is thought to encompass virtually all the known intrusive breccia pipes (approximately 15) in the Gallinas Mining District. The US Bureau of Mines originally evaluated these breccias in 1943, in the early 1990s (R. Schreiner, 1991) and in recent years including mapping, sampling and appraisal of the historic resource potential. Potassic and sodic fenitization and carbonatization was identified in the intrusive breccia pipes and in the adjacent country rocks suggesting that the breccias are in the upper hydrothermal level of a carbonatite system.

The magmatic REE deposits of the Gallinas Mountains, which includes the Company’s newly acquired breccia pipes, are considered to be amongst the highest ranked deposits for economic potential for REEs in New Mexico (US Bureau of Mines, V.T. McLemore et al, 2025).

Prior operators have conducted limited exploration of the breccia pipes at Gallinas. The Company looks forward to further evaluation of this highly prospective property.

Lease with Option to Purchase Terms (in USD):

Antelope Creek has signed a 40-year lease with option to purchase (the “Agreement”) for 6 federal mining claims (the “Leased Claims”) with a private vendor (the “Vendor”) by making cash payments in accordance with the following schedule:

Cash Payment	Payment Date	Status

$10,000	Within 10 days of signing	-

$5,000	1st anniversary from signing and annually thereafter	-

The Company has the right to purchase the Leased Claims for $300,000 subject to a royalty in favor of the Vendor. The Vendor will retain a 1.25% NSR on the Leased Claims and 0.5% NSR on claims within the Agreement’s area of interest, which doesn’t include the Company’s staked claims. One-half of the NSR is buyable for $500,000 any time before production.

Antelope Creek staked 43 federal unpatented claims in March 2025 and it was considered a non-core asset.

A work commitment consisting of a magnetic survey is required before the 2nd anniversary. No finder’s fees or share compensation in connection with the Agreement.

Figure 1 – Company’s Gallinas 2025 Breccia Sampling Program (CNW Group/Black Mammoth Metals Corp)

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including statements regarding the Company’s completion of the Transaction and related transactions are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Important factors that could cause actual events and results to differ materially from the Company’s expectations include that the requisite corporate and TSXV for the Transaction may not be obtained; that the Company or IDA Mining, as applicable, may be unable to satisfy any or all closing conditions necessary for the completion of the Transaction; and other risks that are customary to transactions of this nature. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the latest technical reports filed with respect to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:15e 26-AUG-25